Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SEACHANGE INTERNATIONAL, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

SeaChange International, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

At a meeting held on April 6, 2023 a resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment at a special meeting of stockholders held on May 19, 2023, in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:

That Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be and hereby is further amended by deleting the first paragraph thereof and inserting in its place the following:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 105,000,000 shares, consisting of 100,000,000 shares of Common Stock with a par value of $0.01 per share (the “Common Stock”) and 5,000,000 shares of Preferred Stock with a par value of $0.01 per share (the “Preferred Stock”).

That, effective at 5:00 p.m., Eastern Time, on the filing date of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Effective Time”), a one-for-twenty reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each twenty (20) shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time (“Old Common Stock”) shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”).

No fractional shares of New Common Stock will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional shares to the nearest whole share of New Common Stock. No stockholders will receive cash in lieu of fractional shares.

Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the largest whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraphs. Any certificate for one or more shares of the Old Common Stock not so surrendered shall be deemed to represent one share of the New Common Stock for each twenty (20) shares of the Old Common Stock previously represented by such certificate.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 19th day of May, 2023.

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter Aquino
NAME: PETER AQUINO
TITLE: CHIEF EXECUTIVE OFFICER